TCW Funds, Inc.

865 South Figueroa Street

Los Angeles, California 90017

June 26, 2013

VIA EDGAR

Larry Greene, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments Received
TCW Funds, Inc. Post-Effective Amendment No. 81

Dear Mr. Greene:

In connection with a response being made on behalf of TCW Emerging Markets Multi-Asset Opportunities Fund (the “Fund”) to comments you provided with respect to the TCW Funds, Inc. (the “Registrant”) Post-Effective Amendment No. 81 (the “PEA”), the Registrant hereby acknowledges that:

The Fund is responsible for the adequacy and accuracy of the disclosure contained in the PEA.

Comments of the staff of the Securities and Exchange Commission (the “SEC Staff”) or changes to disclosure in response to SEC Staff comments to the PEA reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the PEA.

If an inquiry or investigation is currently pending or threatened by the Commission and if the Commission subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

General

1.

Disclosure should be added relating to derivatives and the risks associated with investment in derivatives to ensure that the information provided is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

Response: The Fund has reviewed the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, Commission (July 30, 2010) (the “Letter”) and confirms that, in the Fund’s opinion, the derivatives disclosure is consistent with the observations made in the Letter.

To the extent the Fund uses derivatives as part of its principal investment strategies, or such use subjects the Fund to a principal risk, the Fund believes both the “Principal Investment Strategies” and “Principal Risks” sections (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of the Fund’s principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

The Fund provides a summary of the types of derivatives used within its “Principal Investment Strategies” section. The disclosure provided in this section is only a summary and is limited to the securities and instruments used in furtherance of the Fund’s principal investment strategies. The Fund may use a variety of different derivative instruments from time to time for a variety of different purposes, including, but not limited to, hedging and in furtherance of the Fund’s investment strategies. It would be impossible to identify each type of derivative instrument that may be used, and the various purposes for such use given a continually changing investment landscape, within the confines of a summary of principal investment strategies. The “Principal Risks and Risk Definitions” section following the Fund Summary is more detailed, but is inherently limited to a discussion of derivatives in the context of what factors constitute a principal risk to the Fund.

Although the Fund does not believe it is appropriate to include a full description of each type of derivative used and the purposes thereof within the Fund Summary, the Fund notes that more complete disclosure is found elsewhere in the registration statement. For example, the “Principal Risks and Risk Definitions” section of the Prospectus provides a more complete description of the principal risks of derivatives exposure. Still more detailed disclosure regarding derivatives, and their risks, is found in the “Investment Practices” and “Risk Considerations” sections of the Statement of Additional Information (“SAI”). The Fund believes that this presentation of derivatives disclosure throughout the registration statement – beginning with a summary in the Fund Summary and providing successively more detail in separate sections of the Prospectus and SAI that follow – is an appropriate presentation of the types of derivatives used, the purposes thereof and the attendant risks.

Prospectus

2.	Confirm that the Prospectus complies with the font and type size requirements set forth in Form N-1A.

Response: The Prospectus complies with the font and type size requirements set forth in Form N-1A.

3.	Disclosure should be added regarding the risks relating to the economic recession and market volatility.

Response: Comment accepted.

4.	Consider removing the “Shareholder Fees” section of the table titled “Fees and Expenses of the Fund” since the Fund does not have any shareholder fees.

Response: We respectfully note that Item 3 of Form N-1A requires that the “Fees and Expenses of the Fund” table include a section titled “Shareholder Fees.” Instruction 1(b) to Item 3 of Form N-1A permits the Fund to omit certain captions in this section of the table if they are not applicable, but does not permit the Fund to omit that entire section of the table. Accordingly, no change has been made to the current disclosure.

5.

Complete the Fund’s “Fees and Expenses of the Fund” table prior to the filing of the registration statement under Rule 485(b) of the 1933 Act. Consider this request for future filings made pursuant to Rule 485(a).

Response: Comment accepted. We acknowledge that the Fund’s registration statement included in Post-Effective Amendment No. 81 did not include certain information, such as finalized fee and expense information. Typically, the Registrant prefers not to include this information in filings pursuant to Rule 485(a) because certain information is not yet final at the time of such filing and could thus contain mistakes. To the extent that this risk is not present in the future, the Registrant will include the information.

6.	Disclosure should be added in the event the fee waiver/expense reimbursement has a “claw back.”

Response: The Fund’s fee waiver/expense reimbursement does not have a “claw back” and, as a result, no such disclosure will be added.

7.

Describe who can terminate the fee waiver/expense reimbursement arrangement and under what circumstances in the note to the table titled “Annual Fund Operating Expenses,” as required by Instruction 3(e) to Item 3 of Form N-1A.

Response: The contractual fee waiver/expense reimbursement arrangement is for the period June 26, 2013 through June 30, 2014. TCW Investment Management Company may not terminate the fee waiver/expense reimbursement arrangement without the approval of the Board of Directors during this period.

8.	Define what is meant by “debt” and “equity” in the “Principal Investment Strategies” section.

Response: Comment accepted.

9.	With respect to investments in unrated securities, clarify if these securities must be deemed equivalent to particular ratings.

Response: Comment accepted.

10.	Clarify the maturity of the securities in which the Fund may invest.

Response: Comment accepted.

11.	Clarify the kinds of underlying funds in which the Fund may invest.

Response: Comment accepted.

12.	Define “duration” and clarify that it measures volatility.

Response: We respectfully note that duration is defined in the “Interest Rate Risk” subsection in the “Principal Risks and Risk Definitions” section and subsequent to that definition, the disclosure references duration as a measure of “price volatility.” Accordingly, no change has been made to the current disclosure.

13.	If the Fund may invest in defaulted securities, add appropriate disclosure to the “Principal Investment Strategies” and “Principal Risks” sections.

Response: Comment accepted.

14.	Remove the reference to “TCW Emerging Markets Income Fund” under the “Portfolio Managers” section.

Response: Comment accepted.

15.	Clarify whether the fee waiver/expense reimbursement tied to the previous month’s expense ratio average for comparable funds as calculated by Lipper, Inc. is voluntary.

Response: We respectfully note that in the “Advisory Agreement” section the Fund discloses that this fee waiver/expense reimbursement is “voluntary and terminable on 6 months notice.”

16.	Revise disclosure to remove redundant language under the “Buying Shares” section.

Response: Comment accepted.

17.	Consider adding a heading referring to the discussion of the calculation of net asset value (“NAV”) prior to the “Buying Shares” section.

Response: Comment accepted.

18.	In the second sentence under the “Selling Shares” section, change the reference to “accepted” to “received.”

Response: We believe that the current disclosure accurately reflects that an order must be accepted, not only received, in order to be processed and for shares to be sold at the next calculated NAV. If an order is missing information, or is otherwise incomplete, the sale of shares will not be processed even if it is received prior to the order deadline. The sale will be processed at the NAV calculated after the order is completed and has been accepted. Accordingly, no change has been made to the current disclosure.

SAI

19.	In the “Table of Contents,” consider using a non-all caps font.

Response: Comment accepted.

20.	In the “Investments in Other Investment Company Securities” subsection in the “Investment Practices” section, clarify the reference to other expenses, including duplicative expenses.

Response: Comment accepted.

21.	In the “Investments in Other Investment Company Securities” subsection in the “Investment Practices” section, clarify the reference to “unregistered funds.”

Response: Comment accepted.

22.

In the “Illiquid Securities” subsection in the “Investment Practices” section, add disclosure that notes that securities deemed liquid may be deemed illiquid for a time if insufficient qualified institutional buyers are available for purchase.

Response: Comment accepted.

23.

Under the “Swap Agreements” subsection in the “Investment Practices” section, clarify the disclosure to indicate that investment exposure by a Fund exceeds the fixed amount the Fund is required to pay its counterparty and indicate whether a Fund may invest in credit default swaps. When a Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011) (“Derivatives Concept Release”). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivative instruments (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: The Fund may invest in credit default swaps. We have reviewed the disclosures and confirm that each Fund segregates or earmarks its assets consistent with the principles set forth in Release 10666. We are familiar with the Derivatives Concept Release and we are aware that the Commission may issue definitive guidance in the future. Should the Commission issue guidance in the future, we will consider revisions to the disclosure at that time. Accordingly, no change has been made to the current disclosure.

24.	Include comments received from the SEC Staff and the response issued by the TCW Enhanced Commodity Strategy Fund thereto.

Response: The response letter to the SEC Staff’s comments, filed with the Commission on March 25, 2011, is included as Appendix A to this response.

25.	Clarify if the Fund may invest in “commodities,” as discussed in the “Investments in the Subsidiary” subsection in the “Investment Practices” section.

Response: We respectfully note that the section titled “Investments in the Subsidiary” follows the heading “Strategies and Investments Available to the Enhanced Commodity Strategy Fund” and the section’s first reference to a fund is to the “TCW Enhanced Commodity Strategy Fund.” Accordingly, no change has been made to the current disclosure.

26.

With respect to Investment Restriction (All Funds except the TCW Enhanced Commodity Strategy Fund, TCW Global Bond Fund, TCW International Growth Fund and TCW Emerging Markets Multi-Asset Opportunities Fund) 4, Investment Restriction (TCW Enhanced Commodity Strategy Fund) 3 and Investment Restriction (TCW Global Bond Fund) 3, remove language that indicates that certain Funds “may” invest 25% or more of its assets in one industry or particular group of industries.

Response: We respectfully note that none of the referenced policies permit a Fund to reserve the ability to concentrate its investments in a particular industry. With respect to the Investment Restrictions pertaining to the TCW Enhanced Commodity Strategy Fund and TCW Global Bond Fund, “financial services sectors” are not considered to be a particular industry or group of industries for the purposes of a policy of concentration under Section 8(b) of the 1940 Act. We also respectfully note that, with respect to the Investment Restriction pertaining to the TCW Conservative Allocation Fund, any one or combination of underlying TCW Funds do not constitute a particular industry or group of industries for the purposes of a policy of concentration under Section 8(b). With respect to the Investment Restriction pertaining to the TCW Emerging Markets Income Fund and TCW Emerging Markets Local Currency Income Fund, the Funds interpret this investment restriction to apply to direct investments in securities of issuers in a particular industry, and an emerging market country government is considered to be an industry for the purpose of this restriction. Disclosure to this effect has been added.

27.

With respect to Investment Restriction (All Funds except the TCW Enhanced Commodity Strategy Fund, TCW Global Bond Fund, TCW International Growth Fund and TCW Emerging Markets Multi-Asset Opportunities Fund) 7, disclose that the TCW Conservative Allocation Fund may not sell securities short, per disclosure included earlier in the SAI.

Response: We respectfully note that, although the TCW Conservative Allocation Fund neither currently shorts securities nor plans to short securities, as disclosed in the “Short Sales Against the Box” subsection in the “Investment Practices” section, the TCW Conservative Allocation Fund prefers to retain the flexibility to short securities in the future. While the TCW Conservative Allocation Fund reserves the ability to engage in short sales, the Fund’s current strategy, as disclosed in the Fund’s registration statement, is more prohibitive than its fundamental restriction. Accordingly, no change has been made to the current disclosure.

28.

In the “Investment Restrictions” section, remove references that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular “industry” or group of industries, and therefore concentration restrictions do not apply to such securities.

Response: Mortgage-backed securities that are issued or guaranteed by the U.S. Government, its agencies or instrumentalities are not subject to the Fund’s industry concentration restrictions, by virtue of the exclusion from that test available to all U.S. Government securities.

In the case of privately issued mortgage-related securities, or any asset-backed securities, the Fund takes the position that such securities do not represent interests in any particular “industry” or group of industries. Guide 19 reiterated the SEC Staff’s definition of concentration as investment of more than twenty-five (25) percent of the value of a fund’s assets in any one industry.1 Guide 19 permitted registrants to define their own industry classifications so long as the classifications were reasonable and the companies within a single industry had materially similar primary economic characteristics. Although the guidelines were rescinded in 1998 in connection with unrelated amendments to Form N-1A,2 registrants continue to rely on the guidelines.3 Based on the analysis set forth below, the Fund believes treating privately issued mortgage-related securities and asset-backed securities as not part of any industry for purposes of the Fund’s concentration policy is a reasonable position consistent with SEC Staff guidance.

[1]	Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 6479 at Guide 19 (Aug. 12, 1983) (“Form N-1A Adopting Release”).

[2]	Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 7512 (Mar. 13, 1998).

[3]

A recent amicus brief filed by the SEC indicates that it expressly approves of the Guide 19 instruction that registrants may make their own reasonable industry classifications so long as they are not overly broad within the meaning of Guide 19. Brief for SEC as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp. Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010)(“Although the 1983 guidelines do not apply to registration statements currently filed under Form N-1A [citation omitted], the Commission agrees with the portion of Guide 19 quoted above, upon which the investment company industry continues to rely (as reflected by the parties’ arguments here)”)(the “SEC Amicus Brief”).

The commonly accepted understanding of “industry” is an aggregation of companies which produce similar products or services (such as the automobile industry or the banking industry). Mortgage- and asset-backed securities, by contrast, are a type of security – they are no more an “industry” than preferred stock, warrants or debentures are industries. It is for that reason that various publicly available industry classification schemes, including the SIC Codes and NAICS Codes, do not classify mortgage- or asset-backed securities as part of any industry. The Fund is not aware of any widely recognized industry classification scheme that defines these securities as part of any “industry.” Accordingly, no change has been made to the current disclosure.

29.

With respect to Investment Restriction (TCW Global Bond Fund) 3 and Investment Restriction (TCW International Growth Fund and TCW Emerging Markets Multi-Asset Opportunities Fund) 3, explain how certain Funds treat securities issued or guaranteed by governments of foreign or emerging market countries for the purposes of the Funds’ respective concentration policies.

Response: As noted in response to Comment 25 herein, the Funds interpret their investment restrictions with respect to concentration in a particular industry to apply to direct investments in the securities of issuers in a particular industry, and for the purposes of these restrictions, a foreign or emerging market country government is considered to be an industry. Disclosure to this effect has been added.

30.	With respect to Investment Restrictions (TCW International Growth Fund and TCW Emerging Markets Multi-Asset Opportunities Fund), revise the restrictions to refer to multiple funds.

Response: Comment accepted.

31.

With respect to Investment Restriction (TCW International Growth Fund and TCW Emerging Markets Multi-Asset Opportunities Fund) 1, confirm that the restriction contains an accurate description of the Funds’ borrowing policy.

Response: Investment Restriction (TCW International Growth Fund and TCW Emerging Markets Multi-Asset Opportunities Fund) 1 contains an accurate description of the Funds’ borrowing policy.

Part C

32.	File the investment management agreement, fee waiver/expense reimbursement agreement, auditors consent and all other necessary exhibits.

Response: Comment accepted.

*            *             *

We believe that the foregoing has been responsive to the SEC Staff’s comments. Please call the undersigned at (213) 244-0000 if you wish to discuss this correspondence further.

Sincerely,

/s/ Patrick W. Dennis

Patrick W. Dennis

Assistant Secretary

APPENDIX A

TCW INVESTMENT MANAGEMENT COMPANY

856 SOUTH FIGUEROA STREET, SUITE 1800

LOS ANGELES, CALIFORNIA 90017

(213) 244-0000 TELEPHONE

PHILIP K. HOLL

SECRETARY

ASSOCIATE GENERAL COUNSEL

March 25, 2011

Larry Green, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments Received
TCW Funds, Inc. Post-Effective Amendment No. 61

Dear Mr. Greene:

In connection with a response being made on behalf of TCW Enhanced Commodity Strategy Fund (the “Fund”) to comments you provided with respect to the TCW Funds, Inc. Post-Effective Amendment No. 61 (the “PEA”), the Fund hereby acknowledges that:

The Fund is responsible for adequacy and accuracy of the disclosure contained in the PEA. Comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the PEA reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the PEA; and the Fund may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Prospectus

1.	The Fund should consider adding additional risk disclosure regarding market volatility.

The Fund does not believe that additional risk disclosure regarding market volatility is necessary. In the section titled “Principal Risks and Risk Definitions” disclosure regarding market risks is provided as well as the potential impact the Dodd-Frank Wall Street Reform Act may have on the Fund.

2.	The Fund should consider whether to add additional disclosure regarding derivatives and the risks associated with investment in derivatives.

The Fund believes the derivatives disclosure is not generic and relates to the Fund’s derivatives investment strategies.

3.

The Fund should add the disclosure required by Item 3(f)(i) of Form N-1A in the event the fees and expenses incurred indirectly by the Fund as a result of investment in one or more acquired funds exceeds 0.01 percent (one basis point).

The Fund does not anticipate that its limited investment in exchange-traded funds will result in indirect expenses of such investment exceeding 0.01 percent (1 basis point) and, as a result, the additional disclosure required by Item 3(f)(i) will not be added.

4.	Additional disclosure should be added in the event the expense reimbursement/fee waiver has a “claw back.”

The Fund’s expense reimbursement/fee waiver does not have a “claw back” and, as a result, no such disclosure will be added.

5.	(a) In the section titled “Principal Investment Strategies”, does the Fund’s use of derivatives meet the 80% test for investment in commodities as required by Rule 35d-1?

The registrant believes that the Fund is not subject to Rule 35d-1. As you know, Rule 35d-1 provides that for purposes of Section 35(d) of the 1940 Act, a fund name may be materially deceptive and misleading if it suggests that the fund focuses its investments in a particular type of investment, unless the fund has adopted a policy to normally invest at least 80% of the value of its assets in the type of investment suggested by its name. The terms in the Fund’s name designate an investment strategy, as opposed to a type of investment. The SEC and the SEC Staff have noted that Rule 35d-1 does not apply to fund names that incorporate terms that connote investment strategies as opposed to investments.1

(b) Explain leveraged and unleveraged commodity index-linked notes in greater detail.

Additional disclosure has been added to explain leveraged and unleveraged commodity index-linked notes.

(c) Disclose the ownership of the Cayman Islands subsidiary.

The prospectus discloses that the subsidiary is wholly-owned by the Fund and no additional disclosure will be added.

(d) Explain, if applicable, whether there is a target weight to any commodity index or a subset of commodities.

There is no target weight to any commodity index or a subset of commodities.

[1]

For example, terms such as “growth” and “value” connote investment strategies and are not subject to the rule. See “Investment Company Names,” Release No. IC-24828 (January 17, 2001) at Sec. II C.1 (“Release 24828”). See also Frequently Asked Questions About Rule 35d-1 (December 4, 2001) at Question 8 (the term “tax-sensitive” connotes a type of investment strategy rather than a focus on a particular type of investment, and is not subject to the rule).

6.	Add additional disclosure with respect to asset-backed securities (including CDOs) risks and the impact of the new SEC asset-backed securities disclosure rules.

Additional disclosure will be added regarding risks of investing in asset-backed securities. The Fund believes that the recent rules issued by the SEC regarding offerings of asset-backed securities improve the disclosure with respect to such offerings and, as a result, no additional disclosure relating to the recently promulgated rules will be added.

7.	(a) and (b) Confirm that the Cayman Islands subsidiary has a board of directors or similar body and identify the subsidiary’s board members or similar body members.

The subsidiary has a board of directors. Under Cayman Law, the subsidiary is permitted to have only one director and there is no requirement that directors be independent of management. The following persons currently serve as the subsidiary’s directors: Messrs. Michael Cahill, David DeVito and Marc Stern. Each director is an officer of the Fund’s investment advisor. Since the subsidiary is not a registered investment company under the Investment Company Act of 1940, as amended (“1940 Act”), neither the subsidiary nor its board of directors intends to comply with section 16 of the 1940 Act.

7.	(c) Confirm that the directors of the subsidiary will sign the Fund’s registration statement.

The subsidiary is not required to execute the registrant’s post-effective amendments. The subsidiary is not offering its securities in the United States, nor is the subsidiary a co-issuer of the Fund’s securities.

The subsidiary was organized solely for the purpose of providing the Fund with a non-exclusive means by which the Fund may advance its investment objective in compliance with an existing line of Internal Revenue Service (“IRS”) revenue rulings, which have limited the ability of funds, with investment strategies similar to those of the Fund, to gain exposure to the commodities markets through investments in commodity-linked swap agreements.2 The registrant also believes that the subsidiary is not a co-issuer of the Fund’s securities and is, therefore, not required to sign the Fund’s post-effective amendments. The registrant is aware that with respect to funds of funds relying on section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds) the SEC Staff requires the acquired fund to sign the registration statement of the acquiring fund. The SEC Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 of the Securities Act of 1933, as amended (“1933 Act”).

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities...is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [1933 Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the SEC Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.3

[2]

The registrant notes that the Fund may also enter into commodity-linked swap agreements directly, but is limited in its ability to do so by an existing line of IRS revenue rulings, as discussed above. Furthermore, in such IRS-issued private letter rulings, the IRS specifically concluded that income derived from a fund’s investment in its subsidiary with constitute qualifying income to the fund.

[3]

See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992)(outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

The subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the Fund’s investment in the subsidiary is a limited part of its overall investment strategy. The “chief part” of the Fund’s business is not the purchase of the securities of the subsidiary and the sale of its own securities. Rather, the Fund’s assets are typically invested outside the subsidiary. It is currently anticipated that a relatively small percentage of the Fund’s assets will be invested in the subsidiary. The registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.4 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the registrant does not believe that the subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the registration statement.

Although the subsidiary is not required to sign the registration statement, the registrant believes that the SEC and SEC Staff will be able to adequately supervise and assert jurisdiction over the activities of the subsidiary if necessary for the protection of Fund investors. First, the subsidiary will not be able to engage in any activity that would cause the Fund to violate the 1940 Act pursuant to section 48(a). Second, although the subsidiary is organized in the Cayman Islands, its activities, including investment management, will take place in the U.S. The subsidiary’s books and records will be maintained in the U.S., together with the Fund’s books and records, in accordance with section 31 of the 1940 Act and the rules thereunder.

7.	(d) Describe the advisory agreement with the subsidiary and whether it complies with the standards of the 1940 Act.

The registrant notes that the subsidiary has the same investment advisor as the Fund. The subsidiary is not a registered investment company under the 1940 Act and is, therefore, not required to comply with the agreements of the 1940 Act applicable to registered investment companies. Accordingly, it is not intended that the advisory agreement of the subsidiary comply with the requirements of section 15 of the 1940 Act. The registrant is aware of the requirements of section 48(a) of the 1940 Act which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., the subsidiary) what it is prohibited from doing directly. As such, the subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate section 48(a) of the 1940 Act.

7.	(e) Confirm that the subsidiary will comply with the investment limits of the 1940 Act and its books and records requirements.

[4]

See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987)(Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

The Fund’s Statement of Additional Information (“SAI”) states that the subsidiary will generally be subject to the same fundamental, non-fundamental and certain other investment restrictions as the Fund; however the subsidiary (unlike the Fund) may invest without limitation in commodity-linked swap agreements and other commodity-linked derivative instruments. The Fund and the subsidiary may test for compliance with certain investment restrictions on a consolidated basis, except that with respect to its investments in certain securities that may involve leverage, the subsidiary will comply with asset segregation or “earmarking” requirements to the same extent as the Fund. The subsidiary’s books and records will be maintained in the U.S., together with the Fund’s books and records, in accordance with section 31 under the 1940 Act.

7.	(f) Confirm that the subsidiary is a wholly-owned subsidiary of the Fund.

As stated in the Fund’s prospectus, the subsidiary is wholly-owned by the Fund.

7.	(g) Consider whether to add a line item to the expense table for the expenses of the subsidiary.

As stated in the Fund’s prospectus a line item titled “Expenses of the Subsidiary” is included in the expense table.

7.	(h) Provide letter from counsel to the staff that there is no section 7(d) under the 1940 Act applicable to the subsidiary.

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under U.S. law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).5 In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The registrant is relying on the Conduit Letters in support of its view that the subsidiary is not offering its securities in the U.S. in violation of Section 7(d).6

[5]

See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

[6]

We believe the present situation presents less concern than situations where the SEC Staff previously granted no-action relief because of the limited amount of the Fund’s assets invested in the subsidiary. For instance, the Fund currently intends to invest not more than 25% of its assets in the subsidiary and is limited by the registered investment company diversification test. Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets is invested in an offshore master fund) in which the SEC Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006). The Fund’s investment in the subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve the Fund’s investment objective in light of an existing line of IRS revenue rulings rather than to create a foreign investment vehicle to be marketed to U.S. investors.

7.	(i) Provide supplemental information as to the reasons for organizing the subsidiary.

The rationale for organizing the subsidiary is that it allows the Fund to achieve greater exposure to the commodities market than would otherwise be possible due to U.S. tax considerations. In order for the Fund to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code (the “Code”), the Fund must derive at least 90% of its gross income each taxable year from certain qualifying sources of income.

The IRS has issued a revenue ruling which holds that income derived from commodity-linked swaps is not qualifying income under Subchapter M of the Code. However, the IRS has also issued private letter rulings in which it specifically concluded that income from commodity-linked notes is qualifying income and that income derived from a wholly-owned subsidiary will also constitute qualifying income even if the subsidiary invests in commodity-linked swaps.

7.	(j) Confirm that the subsidiary will utilize 1940 Act custodial arrangements.

Custody of the subsidiary’s assets will be maintained in the U.S. with the Fund’s custodian bank in accordance with section 17(f) of the 1940 Act and the rules thereunder.

7.	(k) Confirm that the subsidiary complies with the 1940 Act fidelity bond requirements.

The subsidiary is not a registered investment company under the 1940 Act, and is, therefore, not required to comply with the requirements of the 1940 Act applicable to registered investment companies.

7.	(l) Confirm whether or not the investment of the Fund in the subsidiary will deviate from 25% of the Fund’s total assets.

The registrant notes that section titled “Principal Investment Strategies” in the prospectus discloses that the Fund’s investment in the subsidiary will not exceed 25% of the value of the Fund’s total assets. The Fund’s investment advisor will not exceed this limit and may invest less than 25% of the Fund’s total assets in the subsidiary depending on market conditions.

7.	(m) Confirm who owns the subsidiary.

As stated in the Fund’s prospectus, the subsidiary is wholly-owned by the Fund.

7.	(n) Provide and disclose additional information regarding the subsidiary’s corporate structure.

Disclosure has been added to state that the subsidiary is a Cayman Islands exempted liability company organized pursuant to the Memorandum and Articles of Incorporation dated January 28, 2011.

7.	(o) Confirm whether the advisory fee includes the assets of the subsidiary.

To avoid duplication of fees, the subsidiary has entered into a separate investment advisory agreement with the Fund’s investment advisor for the management of the subsidiary’s portfolio assets under which the subsidiary will pay the investment advisor a management fee at the same rate that the Fund pays the investment advisor for its advisory services to the Fund. The investment advisor is contractually obligated to waive the management fee it receives from the Fund in an amount equal to the management fee it receives from the subsidiary. This waiver cannot be terminated without the consent of the Board of Directors of the Fund, including a majority of the independent directors.

7.	(p) Confirm whether the assets of the subsidiary are factored into the Fund’s net asset value (“NAV”).

The NAV of the Fund includes the value of the shares of the subsidiary owned by the Fund which are valued at their NAV at the time of computing the Fund’s NAV.

7.	(q) Confirm whether the investment in the subsidiary is excluded from the Fund’s concentration policy.

The Fund’s investment in the subsidiary will not exceed 25% of the value of the Fund’s total assets and is not excluded from the Fund’s concentration policy.

Statement of Additional Information

8.	Expand the disclosure relating to inverse floaters.

Additional disclosure has been added.

9.	Explain investment restriction 3(b).

The investment restriction has been deleted.

10.	Explain whether investment restriction 3(c) conflicts with Rule 12d3-1 under the 1940 Act.

The Fund does not believe there is a conflict because Rule12d3-1 under the 1940 Act limits investments in any one issuer engaged in securities related businesses and investment restriction 3(c) refers to industries.

11.	Modify the phrase “sectors within industries.”

The phrase “sectors within industries” has been changed to “categories within industries.”

12.	Explain why for credit default swap agreements, the counterparty is considered the issuer.

A credit default swap is an agreement where the credit exposure of a fixed income product is transferred. The buyer of a credit default swap receives credit protection whereas the seller of the swap guarantees the credit worthiness of the issuer. The general position of the SEC staff is that the person to whom an investment company looks for payment on an instrument will be deemed to be the issuer of the instrument. In the case of a credit default swap, the investment company looks to payment from its counterparty.

Should you have any questions feel free to telephone the undersigned at (213) 244-0290.

Sincerely,

/s/ Philip K. Holl

Philip K. Holl